                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                           Orckit Communications Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Ordinary Shares, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   M7531S 206
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                               Page 1 of 7 Pages

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CUSIP NO. M7531S 206             SCHEDULE 13G
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   1          NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Phylon Fund Limited
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   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)
                                                                      (a)  [ ]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------

   3          SEC USE ONLY

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   4          CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
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       NUMBER OF          5      SOLE VOTING POWER           0
         SHARES       ----------------------------------------------------------
      BENEFICIALLY
        OWNED BY          6      SHARED VOTING POWER         1,400,000
          EACH        ----------------------------------------------------------
       REPORTING
         PERSON           7      SOLE DISPOSITIVE POWER      0
         WITH:        ----------------------------------------------------------

                          8      SHARED DISPOSITIVE POWER    1,400,000
--------------------------------------------------------------------------------

   9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,400,000 ordinary shares (includes 1,400,000 ordinary shares deemed beneficially owned by Phylon Investment Advisers LLP, an affiliate of Phylon Fund Limited)

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   10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES (See Instructions)

              Not Applicable                                               [ ]
--------------------------------------------------------------------------------

   11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              9.6%

--------------------------------------------------------------------------------

   12         TYPE OF REPORTING PERSON  (See Instructions)

              OO
================================================================================

                               Page 2 of 7 Pages

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CUSIP NO. M7531S 206             SCHEDULE 13G
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Phylon Investment Advisers LLP
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)
                                                                      (a)  [ ]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------

   3      SEC USE ONLY

--------------------------------------------------------------------------------

   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United Kingdom
--------------------------------------------------------------------------------

       NUMBER OF          5      SOLE VOTING POWER           0
         SHARES       ----------------------------------------------------------
      BENEFICIALLY
        OWNED BY          6      SHARED VOTING POWER         1,400,000
          EACH        ----------------------------------------------------------
       REPORTING
         PERSON           7      SOLE DISPOSITIVE POWER      0
         WITH:        ----------------------------------------------------------

                          8      SHARED DISPOSITIVE POWER    1,400,000
--------------------------------------------------------------------------------

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,400,000 ordinary shares (includes 1,400,000 ordinary shares deemed beneficially owned by Phylon Fund Limited, an affiliate of Phylon Investment Advisers LLP)

--------------------------------------------------------------------------------

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)

          Not Applicable                                                   [ ]
--------------------------------------------------------------------------------

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          9.6%

--------------------------------------------------------------------------------

   12     TYPE OF REPORTING PERSON  (See Instructions)

          PN
================================================================================

                               Page 3 of 7 Pages

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CUSIP NO. M7531S 206             SCHEDULE 13G
--------------------------------------------------------------------------------

     This Amendment No. 2 to Schedule 13G reflects a statement of beneficial ownership of securities of the reporting persons as of December 31, 2005.

ITEM 1.

    (a)      NAME OF ISSUER:
             Orckit Communications Ltd. (the "Company")

    (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             126 Yigal Allon Street
             Tel Aviv, 67443, Israel

ITEM 2.

    (a)      Name of Person Filing:

             (i) Phylon Fund Limited

             (ii) Phylon Investment Advisers LLP

    (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             (i)    P.O. Box 908, Walker House,
                    Mary Street Georgetown,
                    Grand Cayman Islands

             (ii)   53 Chandos Place
                    London, United Kingdom
                    WC2N 4HS

    (c)      CITIZENSHIP:
             (i) Cayman Islands
             (ii) United Kingdom

    (d)      TITLE OF CLASS OF SECURITIES:
             Ordinary Shares, no par value

                               Page 4 of 7 Pages

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CUSIP NO. M7531S 206             SCHEDULE 13G
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    (e)      CUSIP NUMBER:
             M7531S 206

ITEM 3.      IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR RULE
             13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

             Not Applicable.

ITEM 4.      OWNERSHIP.

    (a)      See Item 9 of the cover pages attached hereto.

    (b)      See Item 11 of the cover pages attached hereto.

    (c)      See Items 5 through 8 of the cover pages attached hereto. Each of the Reporting Persons may be deemed to have shared power to vote and shared power to dispose of an aggregate of 1,400,000 ordinary shares owned by Phylon Fund Limited. Phylon Fund Investment
             Advisers LP acts as an investment adviser for Phylon Fund Limited.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             Not Applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not Applicable.

ITEM 7.      IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
             THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not Applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not Applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not Applicable.

ITEM 10.     CERTIFICATION.

                               Page 5 of 7 Pages

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CUSIP NO. M7531S 206             SCHEDULE 13G
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         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 6 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2006
                               Phylon Fund Limited

                               By: /s/ Dr. Ottokarl Finsterwalder
                                   ------------------------------
                               Name: Dr. Ottokarl Finsterwalder
                               Title: Director

                               Phylon Investment Advisers LLP

                               By: /s/ Ralf Laier
                                  ---------------
                               Name: Ralf Laier
                               Title: Partner

                               Page 7 of 7 Pages